Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Sanderson Farms, Inc. for the registration of shares of its common stock and preferred stock and to the incorporation by reference therein of our reports dated December 19, 2019, with respect to the consolidated financial statements and schedule of Sanderson Farms, Inc., and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc., included in its Annual Report (Form 10-K) for the year ended October 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

October 2, 2020